Via Facsimile and U.S. Mail
Mail Stop 6010

August 12, 2005

Mr. Robert P. Heller
Vice President of Finance and Chief Financial Officer
National Home Health Care Corp.
700 White Plains Road
Scarsdale, NY 10583

Re: National Home Health Care Corp.
Form 10-K for the fiscal year ended July 31, 2004
File No. 000-12927

Dear Mr. Heller:

We have completed our review of your Form 10-K and have no
further comments at this time.

        Sincerely,

        Kevin Woody
        Branch Chief
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